FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                            30 May 2003


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Non-Beneficial Interests sent to the London Stock Exchange on 30 May 2003.




mmO2 Share Ownership Trust - Adjustment to Non-Beneficial Share Interests

Further to notification on 29 May 2003 by Computershare Trustees (C.I.) Limited ("the Trustee"), Trustee of the mmO2 Restricted Share Plan ("the Plan"), mmO2 plc advises that, on 23 May 2003, the Trustee transferred 155,470 mmO2 plc ordinary shares to an eligible participant following the vesting of a Share Award under the Plan.

Following this transaction, the Trustee holds 5,669,225 mmO2 plc ordinary shares and 81,573 mmO2 plc American Depositary Shares. Peter Erskine and David Finch, who are Executive Directors of mmO2 plc, are for the purposes of the Companies Act 1985 treated as having a non-beneficial interest in all these shares. However, it is not anticipated that they will receive any benefit from the Trust other than in relation to Share Awards held by them under the Plan.



29 May 2003

Group Secretariat - 01753 628096



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 30 May 2003                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary